HARVEST ENERGY TRUST

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.     Name and Address of Company:

Harvest Energy Trust
Suite 2100, 330 - 5th Avenue S.W.
Calgary, Alberta T2P OL4

2.     Date of Material Change:

February 1, 2007

3.     News Release

A press release disclosing the material change was issued through CCN Matthews on February 1, 2007.

4.     Summary of Material Change:

Harvest Energy Trust ("Harvest") announced that it had closed its previously announced equity and convertible debenture financing. Upon closing, Harvest issued 6,146,750 trust units ("Trust Units") at a price of Cdn $23.40 per Trust Unit (which includes the full exercise by the underwriters of its over-allotment option to purchase 801,750 additional Trust Units) and Cdn $200,000,000 aggregate principal amount of 7.25% convertible unsecured subordinated debentures ("Debentures") to raise gross proceeds of Cdn $343.8 million and net proceeds of Cdn $328.6 million. Harvest has also granted the underwriters an over-allotment option to purchase up to an additional Cdn $30.0 million aggregate principal amount of Debentures exercisable from time to time, in whole or in part, for a period of up to 30 days following closing. The net proceeds of the offering were used to repay indebtedness incurred to fund the acquisition of North Atlantic Refining Limited. With the application of Cdn $289.7 million to its Senior Secured Bridge Facility, Harvest will have fully repaid its Cdn $800 million of bridge facilities and reduced the drawn portion of its three year extendible revolving facility by a further Cdn $38.9 million.

5.     Full Description of Material Change

Harvest announced that it had closed its previously announced equity and convertible debenture financing. Upon closing, Harvest issued 6,146,750 Trust Units at a price of Cdn $23.40 per Trust Unit (which includes the full exercise by the underwriters of its over-allotment option to purchase 801,750 additional Trust Units) and Cdn $200,000,000 aggregate principal amount of Debentures to raise gross proceeds of Cdn $343.8 million and net proceeds of Cdn $328.6 million. Harvest has also granted the underwriters of the offering an over-allotment option to purchase up to an additional Cdn $30 million aggregate principal amount of Debentures exercisable from time to time, in whole or in part, for a period of up to 30 days following closing. The net proceeds of the offering were used to repay a portion of indebtedness outstanding as at October 31, 2006 related to the Trust's bridge financing and credit facilities incurred principally in connection with the acquisition of North Atlantic Refining Limited. With the application of Cdn $289.7 million to its Senior Secured Bridge Facility, Harvest will have fully repaid its Cdn $800 million of bridge facilities and reduced the drawn portion of its three year extendible revolving facility by a further Cdn $38.9 million.

The first distribution which subscribers for Trust Units will be entitled to will be the previously announced distribution of Cdn $0.38 per trust unit, payable on March 15, 2007 to unitholders of record on February 22, 2007.

The Debentures have a face value of Cdn $1,000 per debenture, a coupon of 7.25%, a maturity date of February 28, 2014 and are convertible into Trust Units at the option of the holder at a conversion price of Cdn $27.25 per Trust Unit.

The Trust Units and Debentures were offered publicly in Canada by way of a short form prospectus and on a private placement basis in the United States.

6.     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

7.     Omitted Information:

Not Applicable

8.     Executive Officer:

For further information, please contact John Zahary, President and Chief Executive Officer of Harvest Energy Trust at (403) 265-1178 or Toll Free (866) 666-1178.

9.     Date of Report:

February 1, 2007